ISSUED ON BEHALF OF RELX PLC

17 April 2019

Director Declaration

Pursuant to Listing Rule 9.6.14(2), RELX PLC (“the Company”) announces that Marike van Lier Lels, a Non-Executive Director of the Company, has been appointed as a Non-Executive Director of PostNL N.V., with effect from 16 April 2019. PostNL N.V. is listed on the Euronext Amsterdam Stock Exchange.